SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                       VWR SCIENTIFIC PRODUCTS CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   918435 10 8
                                 (CUSIP Number)

                              Klaus H. Jander, Esq.
                           Richard T. McDermott, Esq.
                                Rogers & Wells LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

Exhibits begin at page 6.

 CUSIP No. 918435 10 8              13D     Page 2 of 5 Pages

1.       NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EM Laboratories, Incorporated

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b

3.       SEC USE ONLY

4.       SOURCES OF FUNDS
AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER
15,438,274

8.       SHARED VOTING POWER
0

9.       SOLE DISPOSITIVE POWER
15,438,274

10.      SHARED DISPOSITIVE POWER
0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,438,274

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ?
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.89%
14.      TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 4, which relates to shares of the common stock, par value $1.00 per share (the "Common Stock") of VWR Scientific Products Corporation (the "Issuer") and is being filed by EM Laboratories, Inc. ("EML"), supplements and amends the statement on Schedule 13D originally filed with the Commission, as amended.

Item 4.  Purpose of the Transaction.

Item 4 is amended as follows:

As previously reported in this Schedule 13D, under the terms of the Standstill Agreement dated February 27, 1995, as amended, among the Issuer, EM Industries, Incorporated and EML, EML and its affiliates may not (subject to certain exceptions specified therein) acquire additional shares of the Issuer except pursuant to a tender offer recommended, prior to commencement thereof, to the stockholders of the Issuer by a majority of the directors of the Issuer who have not been designated for nomination by EML. The terms of such Standstill Agreement also require that any such offer be made for a cash price to all of the stockholders of the Issuer and that it be accepted by the holders of not less a majority of the Common Stock of the Issuer, excluding any such shares held by EML or any affiliate thereof.

On June 8, 1999, Merck KGaA, the ultimate parent company of EML, announced that EML had entered into an Agreement and Plan of Merger, dated as of June 8, 1999 (the "Merger Agreement"), by and among EML, EM Subsidiary, Inc., a Pennsylvania corporation and wholly owned subsidiary of EML ("Sub"), and the Issuer.

Pursuant to the terms of the Merger Agreement, Sub will commence a tender offer (the "Offer") to acquire all of the Common Stock not currently held by EML and its affiliates for $37.00 per share (the "Offer Price"), to be followed by a merger (the "Merger") in which any remaining stock of the Issuer will be exchanged for cash at the same per share price paid in the Offer.

The Offer will be conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock that represents a majority of the total number of outstanding shares of Common Stock, excluding any shares held by Parent, Sub or any affiliate thereof, as well as the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and compliance with Section 721 of Title VII of the Defense Production Act of 1950, as amended, known as the Exon-Florio provisions, and other customary conditions.

Concurrently with the execution of the Merger Agreement, EML and Sub entered into a Shareholders Agreement, dated as of June 8, 1999 (the "Shareholders Agreement"), with Jerrold B. Harris and N. Stewart Rogers (the "Shareholders") pursuant to which the Shareholders have agreed, among other things, to tender, in accordance with the terms of the Offer, and not withdraw, subject to the terms of the Shareholders Agreement, all of the shares of Common Stock held by the Shareholders. The shares held by the Shareholders represent, in the aggregate, approximately 2.5% of the total issued and outstanding shares of Common Stock on a fully diluted basis (assuming exercise of all options and other rights to purchase such shares).

Pursuant to the Shareholders Agreement, the Shareholders have also agreed to grant EML and Sub an irrevocable proxy to vote their respective shares of Common Stock in favor of the Merger; provided, however, that such proxies may be revoked in the event that the Company's unaffiliated directors, that is the directors not designated by EML, withdraw their approval and recommendation of the Offer, the Merger or Merger Agreement or any transaction contemplated thereby.

Sub will obtain funds to consummate the Offer and the Merger through a capital contribution or a loan or a combination thereof from Merck KGaA, EML, or another affiliate or other affiliates of Merck KGaA. The Offer is not conditioned on obtaining financing. The foregoing is qualified in its entirely by reference to the copies of the Merger Agreement and the Shareholders Agreement, which are filed herewith as exhibits and incorporated herein by reference.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

As described above in Item 4, on June 8, 1999, EML, Sub and the Issuer entered into the Merger Agreement and EML and Sub entered in the Shareholders Agreement with the Shareholders, both of which agreements are filed herewith as exhibits and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A.   Agreement and Plan of Merger, dated June 8, 1999, among EM
Laboratories, Incorporated, EM Subsidiary,  Inc. and VWR
Scientific Products Corporation.

Exhibit B   Shareholders Agreement, dated June 8, 1999, among EM Laboratories,
EM Subsidiary, Inc. and the Shareholders listed therein.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 1999

EM LABORATORIES, INCORPORATED
                                             By: /s/ Stephen J. Kunst
                                             Name: Stephen J. Kunst
                                             Title: Vice-President and Secretary

EXHIBIT A: FORM OF MERGER AGREEMENT

                          AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated June 8, 1999 (this "Agreement") among EM LABORATORIES, INCORPORATED, a New York corporation ("Parent"), EM SUBSIDIARY, INC., a Pennsylvania corporation and a wholly-owned subsidiary of Parent ("Sub"), and VWR SCIENTIFIC PRODUCTS CORPORATION, a Pennsylvania corporation (the "Company") (Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations"). Except as otherwise set forth herein, capitalized (and certain other) terms used herein shall have the meanings set forth in Section 10.3.
                                   WITNESSETH:

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent proposes to cause Sub to make a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to acquire all of the issued and outstanding shares of Common Stock, par value $1.00, of the Company (the "Shares") (other than Shares owned by Parent or any Affiliate thereof and excluding Shares owned by the Company or by any Subsidiary of the Company) at a purchase price of $37.00 per Share (such purchase price being referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Agreement; and the Unaffiliated Directors have unanimously adopted resolutions approving the Offer, this Agreement and the Merger and recommending that the Company's shareholders accept the Offer and adopt this Agreement;

WHEREAS, the respective Boards of Directors of Sub and the Company have each approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each of the Shares, other than Shares owned directly or indirectly by Parent, Sub or the Company and Dissenting Shares, will be converted into the right to receive the price per Share paid in the Offer;

WHEREAS, the Unaffiliated Directors have unanimously approved the terms of the Shareholders Agreement (the "Shareholders Agreement") to be entered into by Parent, Sub and certain holders of Shares, pursuant to which such holders have, among other things, agreed to vote such shares in favor of the Merger and tender such shares pursuant to the Offer; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Sub and the Company hereby agree as follows:

                              ARTICLE I - THE OFFER

Section 1.1. The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 9.1, and subject to the provisions of this Agreement, as promptly as practicable but in no event later than five business days after the date of the public announcement by Parent and the Company of this Agreement, Sub shall, and Parent shall cause Sub to, commence the Offer. The offer to purchase which is sent to the Company's shareholders in connection with the Offer shall provide for an initial expiration date for the Offer (the "Expiration Date"") of 20 business days (as defined in Rule 14d-1 under the Exchange Act) from the date of commencement of the Offer. The obligation of Sub to, and of Parent to cause Sub to, commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in Exhibit A (the "Offer Conditions") (all of which are for the benefit of, and may be asserted by Sub regardless of the circumstances giving rise to any such condition and any of which may be waived in whole or in part by Sub in its sole discretion, provided that, without the prior written consent of the Company, Sub shall not waive the Minimum Condition (as defined in Exhibit A)). Sub expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, Sub shall not (i) reduce the number of Shares to be purchased in the Offer, (ii) reduce the Offer Price, (iii) impose any conditions to the Offer in addition to the Offer Conditions or modify the Offer Conditions (other than to waive any Offer Conditions to the extent not prohibited by this Agreement), (iv) except as provided in the next sentence, extend the Offer, (v) change the form of consideration payable in the Offer or
(vi) make any other change or modification in any of the terms of the Offer in any manner that is adverse to the holders of Shares. Notwithstanding the foregoing, Sub may, without the consent of the Company, (i) extend the Offer, if at the Expiration Date or extended expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) on one or more occasions, extend the Offer for a period of up to an aggregate of 15 business days if, on a scheduled expiration date on which the Offer Conditions shall have been satisfied or waived, the number of Shares that have been validly tendered and not withdrawn pursuant to the Offer, when taken together with the Shares owned by Parent, Sub or an Affiliate thereof do not constitute at least 80% of the then issued and outstanding Shares. Parent and Sub agree that Sub shall not terminate the Offer between scheduled expiration dates (except in the event that this Agreement is terminated pursuant to Section 9.1) and that, in the event that Sub would otherwise be entitled to terminate the Offer at any scheduled expiration date thereof due to the failure of one or more of the Offer Conditions, unless this Agreement shall have been terminated pursuant to Section 9.1, Sub shall, and Parent shall cause Sub to, extend the Offer until such date as the Offer Conditions have been satisfied or such later date as required by applicable law; provided, however, that nothing herein shall require Sub to extend the Offer beyond the Outside Date; provided, further, that neither Parent nor Sub shall be obligated to make any such extension if, in the reasonable belief of Parent or Sub, as applicable, all Offer Conditions are not capable of being satisfied prior to the Outside Date. Subject to the terms and conditions of the Offer and this Agreement, Sub shall, and Parent shall cause Sub to, accept for payment and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Sub is permitted to accept for payment and pay for under applicable law, as soon as practicable (and, in any event, within three business days after the later of the expiration of the Offer and the receipt by the depository for the Offer of the certificates representing such tendered Shares). If this Agreement is terminated pursuant to Section 9.1(d), Parent or Sub shall terminate the Offer. Sub may, at any time, transfer or assign to one or more corporations directly or indirectly wholly-owned by Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment shall not relieve Sub of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

(b) On the date of commencement of the Offer, Parent and Sub shall file with the SEC (i) a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and
(ii) a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule 14D-1 and Schedule 13E-3 and the documents included therein pursuant to which the Offer shall be made, together with any supplements or amendments thereto, the "Offer Documents"), and Parent and Sub shall cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by applicable federal securities laws. Parent, Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Sub further agree to take all steps necessary to cause the Schedule 14D-1 and the Schedule 13E-3 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given reasonable opportunity to review and comment upon the Offer Documents prior to their filing with the SEC or dissemination to the Company's shareholders. Parent and Sub agree to provide the Company and its counsel any comments Parent, Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and to cooperate with the Company and its counsel in responding to such comments.

(c) Parent shall provide or cause to be provided to Sub on a timely basis all funds necessary to accept for payment, and pay for, any Shares that are validly tendered and not withdrawn pursuant to the Offer and that Sub is permitted to accept for payment under applicable law and pay for, pursuant to the Offer.

Section 1.2. Company Actions.

(a) The Company hereby approves of and consents to the Offer and represents and warrants that the Board of Directors of the Company, at a meeting duly called and held, duly adopted (by unanimous vote, with the Affiliated Directors (as defined in the Standstill Agreement) not participating) resolutions approving the Offer, this Agreement, the Merger and the Shareholders Agreement, determining that the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders and recommending that the Company's shareholders accept the Offer and approve and adopt this Agreement and the Merger. Simultaneously with the execution of this Agreement, each of the Unaffiliated Directors of the Company has indicated to the Company that he intends to tender and sell his Shares in response to the Offer, except that Unaffiliated Directors whose sales of their Shares in response to the Offer might result in liability under Section 16(b) of the Exchange Act intend that if they do not tender and sell their Shares in response to the Offer, they shall vote their Shares in favor of the Merger. The Company represents and warrants that its Board of Directors has received the opinion of each of BT Alex. Brown Incorporated ("BT Alex. Brown") and Warburg Dillon Read LLC ("Warburg Dillon Read") to the effect that, as of the date of this Agreement, the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and Affiliates thereof) is fair to such holders from a financial point of view. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Company's Board of Directors described in this Section 1.2.

(b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the "Schedule 14D-9") containing the recommendation described in Section 1.2(a) and shall cause the Schedule 14D-9 to be disseminated to the Company's shareholders as and to the extent required by applicable federal securities laws. Each of the Company, Parent and Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company's shareholders, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment upon the
Schedule 14D-9 prior to its filing with the SEC or dissemination to the Company's shareholders. The Company agrees to provide Parent and its counsel any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and to cooperate with Parent, Sub and their counsel in responding to such comments.

(c) In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Sub promptly with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of shareholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Shares, and shall furnish to Sub such information and assistance (including updated lists of shareholders, security position listings and computer files) as Parent or Sub may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Sub and their Affiliates, associates and agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly, upon request, deliver, and shall use reasonable efforts to cause their Affiliates, associates and agents to deliver, to the Company all copies of such information then in their possession or control.

Section 1.3. Standstill Agreement. Effective upon the acquisition of Shares pursuant to the Offer, the Standstill Agreement shall terminate in its entirety.

                             ARTICLE II - THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the PBCL, Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with the PBCL.

Section 2.2. Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, the parties hereto shall cause the Merger to be consummated by delivering to the Secretary of State of the Commonwealth of Pennsylvania the articles of merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the PBCL (the "Articles of Merger"), and shall make all other filings and recordings required by the PBCL in connection with the Merger. The Merger shall become effective at the time of filing of the Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania, or at such later time, which shall be as soon as reasonably practicable, specified as the effective time in the Articles of Merger (the "Effective Time"). Prior to such filing, a closing shall be held at the offices of Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, USA, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in
Article VIII.

Section 2.3. Effects of the Merger. The Merger shall have the effects set forth in Section 1929 of the PBCL.

Section 2.4. Articles of Incorporation and By-laws; Officers and Directors.

(a) The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(b) The By-laws of the Company shall be amended as of the Effective Time to read in their entirety as the By-laws of Sub, as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided, therein, by the Articles of Incorporation of the Surviving Corporation or by applicable law.

(c) The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the next annual meeting of shareholders of the Surviving Corporation (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

(d) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be.

             ARTICLE III - EFFECT OF THE MERGER ON THE STOCK OF THE
               CONSTITUENT CORPORATIONS; SURRENDER OF CERTIFICATES

Section 3.1. Effect on Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of Sub, the Company or the holders of any securities of the Constituent Corporations and in accordance with Section 1906 of the PBCL:

(a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $1.00 par value, of the Surviving Corporation.

(b) Treasury Stock and Parent Owned Stock. Each Share that is owned by the Company or by any Subsidiary of the Company and each Share that is owned by Parent, Sub or any other Subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares. Subject to Section 3.1(d), each Share issued and outstanding (other than Shares to be cancelled in accordance with Section 3.1(b)), shall be cancelled and be converted into the right to receive from the Surviving Corporation in cash, without interest or dividends, the price per Share paid in the Offer (the "Merger Consideration"). As of the Effective Time, all such Shares shall be cancelled, and when so cancelled, shall no longer be outstanding and shall automatically be retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration for each such Share, without interest or dividends.

(d) Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a Person (a "Dissenting Shareholder") who has not voted in favor of or consented to the Merger and complies in all respects with Sections 1930 and 1575 through 1580 of the PBCL concerning the right of holders of Shares to require appraisal of their Shares ("Dissenting Shares") shall not be converted as described in Section 3.1(c), but shall become the right to receive payment of the fair value of such Shares in accordance with Sections 1930 and 1575 through 1580 of the PBCL. If, after the Effective Time, a holder of Dissenting Shares withdraws his demand for appraisal or fails to perfect or otherwise loses his right of appraisal, in any case pursuant to the PBCL, his Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest or dividends. The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 3.2. Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company who shall be reasonably satisfactory to the Company to act as paying agent in the Merger (the "Paying Agent"), and from time to time, on, prior to or after the Effective Time, Parent shall make available, or cause the Surviving Corporation to make available, to the Paying Agent cash in the amounts necessary for the payment of the Merger Consideration as provided in Section 3.1 upon surrender as part of the Merger of certificates formerly representing Shares. Funds made available to the Paying Agent shall be invested by the Paying Agent as directed by Parent (it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent).

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented Shares (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided in Section 3.1. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash, without interest or dividends, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 3.1, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest or dividends, into which the Shares of stock theretofore represented by such Certificate shall have been converted pursuant to Section
3.1. No interest shall be paid or shall accrue on the cash payable upon the surrender of any Certificate. Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Parent or the Paying Agent.

(c) No Further Ownership Rights in Shares. All cash paid upon the surrender of Certificates in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d) Termination of Payment Fund. Any portion of the funds made available to the Paying Agent to pay the Merger Consideration which remains undistributed to the holders of Shares for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article III and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of the Merger Consideration to which they are entitled, without interest or dividends.

(e) No Liability. None of Parent, Sub, the Company or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Company Options. The Company hereby represents and warrants that either (i) all outstanding options to purchase Shares (the "Company Options"") granted under the Company's 1986 Long Term Incentive Stock Plan and the 1995 Stock Incentive Plan (the "Company Option Plans"), whether or not then exercisable or vested, shall, pursuant to the terms of the Company Option Plans, be cancelled as of the consummation of the Offer and the holders thereof shall be entitled to receive from Parent upon consummation of the Offer, in respect of each Share subject to such Company Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share thereof (such payment to be net of applicable withholding taxes) or (ii) the Company shall take all such steps as shall be necessary to achieve substantially the same result as described in clause (i) of this paragraph (f).

(g) Company Option Plans. The Company hereby represents and warrants that all Company Option Plans provide, or have been or will be amended as and when required to provide for the actions described in Section 3.2(f) hereof. The Company shall cause the Company Option Plans to terminate as of the Effective Time.

           ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In addition to the representations and warranties of the Company in Sections 1.2 and 3.2(f) and (g) hereof, the Company represents and warrants to Parent and Sub as follows:

Section 4.1. Organization. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has requisite corporate power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Materially Adverse Effect on the Company or prevent or materially delay the consummation of the Offer and/or the Merger. The Company has delivered to Parent complete and correct copies of its Articles of Incorporation and By-laws and has made available to Parent the Articles of Incorporation and By-laws (or similar organizational documents) of each of its Subsidiaries.

Section 4.2. Subsidiaries. Exhibit A of the Company Letter lists each Subsidiary of the Company. All of the outstanding shares of capital stock of each Subsidiary that is a corporation have been validly issued and are fully paid and nonassessable. Except as set forth in Item 4.2 of the Company Letter, all of the outstanding shares of capital stock of each Subsidiary of the Company are owned by the Company, free and clear of all Liens. Except as set forth in Item 4.2 of the Company Letter and except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any material capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity.

Section 4.3. Capital Structure. The authorized capital stock of the Company consists of 25,000,000 shares of Preferred Stock, $1.00 par value (the "Preferred Stock") and 120,000,000 shares of Common Stock, par value $1.00. At the close of business on March 31, 1999, (i) no shares of Preferred Stock were outstanding, (ii) 28,962,527 shares of Common Stock were issued and outstanding,
(iii) 4,978 shares of Common Stock were held by the Company in treasury and (iv) 2,396,184 shares of Common Stock were reserved for issuance pursuant to outstanding Company Options or other rights to purchase Shares under the Company Option Plans, the Company's Employee Stock Ownership Plan and the Company's Executive Bonus Plan. Except (i) as set forth above and (ii) as provided in the Standstill Agreement, as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (C) options or other rights to acquire from the Company, or other obligations, arrangements or commitments of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (D) equity equivalents, stock appreciation rights, phantom stock, interests in the ownership or earnings of the Company or other similar rights (collectively, "Company Securities"). Each outstanding Share is, and each Share which may be issued pursuant to the Company Option Plans and the other agreements and instruments listed above will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company's shareholders may vote. Except as set forth above or in Item 4.3 of the Company Letter, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock or other voting securities or equity equivalents of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or any shares of capital stock of any Subsidiaries of the Company.

Section 4.4. Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the Offer and the Merger, have been duly and validly authorized by the Company's Board of Directors and no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement by the shareholders of the Company to the extent required by the PBCL). This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies. The Board of Directors of the

Company has approved this Agreement, the Shareholder Agreement and the transactions contemplated hereby and thereby (including but not limited to the Offer, the Merger and the matters provided for in the Shareholder Agreement) so as to render inapplicable hereto and thereto the limitation on business combinations contained in Chapter 25 of the PBCL (or any similar provision). As a result, the only vote of holders of any class or series of the Company's capital stock required to adopt this Agreement and the transactions contemplated hereby, including the Merger, is the affirmative vote of a majority of the outstanding Shares, and if Section 1924(b)(1)(ii) of the PBCL is applicable to the Merger, no such vote shall be required. No other state takeover or control share statute or similar statute or regulation applies or purports to apply to the Offer, the Merger, the Shareholder Agreement or any of the transactions contemplated hereby or thereby.

Section 4.5. Consents and Approvals; No Violations.  Except as set forth in Item
4.5 of the Company Letter, except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the PBCL, state takeover laws and foreign and supranational laws relating to antitrust and anticompetition clearances, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor the consummation of the transactions contemplated by the Shareholders Agreement by the parties thereto will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or By-laws of the Company or of the similar organizational documents of any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity or other Person, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the material terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets.

Section 4.6. SEC Documents and Other Reports. The Company has filed with the SEC all documents required to be filed by it since August 31, 1995 under the Securities Act or the Exchange Act (the "Company SEC Documents"). As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Company SEC Documents, including the financial statements of the Company and the notes thereto, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company (including the notes thereto) included in the Company SEC Documents comply as of their respective dates as to form in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein none of which were or will be material in amount or effect). The Company has heretofore furnished or made available to Parent a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to executed agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act. No Subsidiary is required to file any form, report or other document with the SEC.

Section 4.7. Absence of Materially  Adverse Change.  Except as disclosed in Item
4.7 of the Company Letter, since December 31, 1998, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course, and there has not been (i) any Materially Adverse Change with respect to the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock or any redemption, purchase or other acquisition of any of its capital stock,
(iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities, business or results of operations,
(v) any grant by the Company or its Subsidiaries to any officer of the Company or its Subsidiaries of any increase in compensation, except as was required under employment agreements in effect as of December 31, 1998 or as were made in the ordinary course of business consistent with past practice, (vi) any grant by the Company or its Subsidiaries to any such officer of any increase in severance or termination pay, except as part of a standard employment package to any person promoted or hired, or as was required under employment, severance or termination agreements in effect as of December 31, 1998, (vii) any revaluation by the Company of any of its material assets or (viii) any other action or omission of the type described in subparagraphs (a), (b), (c), (e), (f), (g),
(h), (j), (k), (l), (m), (n) or (o) of Section 6.1.

Section 4.8. Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Offer Documents, (ii) the Schedule 14D-9, (iii) the information to be filed by the Company in connection with the Offer pursuant to Rule 14f-1 promulgated under the Exchange Act (the "Information Statement") or (iv) the proxy statement (together with any amendments or supplements thereto, the "Proxy Statement") relating to the Shareholders Meeting, will, in the case of the Offer Documents, the Schedule 14D-9 and the Information Statement, at the respective times the Offer Documents, the Schedule 14D-9 and the Information Statement are filed with the SEC or first published, sent or given to the Company's shareholders, or, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting which has become false or misleading. The Schedule 14D-9, the Information Statement and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference therein.

Section  4.9.  Compliance  with  Laws.  Except as set forth in the  Company  SEC
Documents, the business and operations of the Company and each of its Subsidiaries have been operated in compliance with all Laws applicable thereto, except for any instances of non-compliance which, individually or in the aggregate, have not had and would not be reasonably likely in the future to have a Materially Adverse Effect on the Company.

Section 4.10. Permits. (i) The Company and its Subsidiaries have all material permits, certificates, licenses, approvals and other authorizations required in connection with the operation of their respective businesses (collectively, "Company Permits"), (ii) neither the Company nor any of its Subsidiaries is in violation in any material respect of any Company Permit and (iii) no proceedings are pending or, to the knowledge of the Company, threatened, to revoke or limit any Company Permit.

Section 4.11. Contracts. Except as set forth in Item 4.11 of the Company Letter, neither the Company nor any of its Subsidiaries is a party or is subject to any note, bond, mortgage, indenture, contract, lease, license, agreement or instrument that is required to be described in or filed as an exhibit to any Company SEC Document (collectively, the "Company Material Contracts") which is not so described in or filed as required by the Securities Act or the Exchange Act. All such Company Material Contracts are valid and binding and are in full force and effect and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, against the other parties thereto in accordance with their respective terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies. Neither the Company nor any of its Subsidiaries is in violation or breach of or default under any such Company Material Contract.

Section 4.12. Taxes and Tax Returns. Except as set forth in Item 4.12 of the Company Letter:

(a) The Company and each of its Subsidiaries and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any of its Subsidiaries is or has been a member has timely filed, or caused to be timely filed all Tax Returns required to be filed by it, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company's financial statements have been established in accordance with generally accepted accounting principles, consistently applied, or which are being contested in good faith. All such Tax Returns were true, correct and complete in all material respects. None of the Tax Returns contains any position which is or would be subject to penalties under Section 6662 of the Code (or any corresponding provision of state, local or foreign Tax law). There are no claims or assessments pending against the Company or any of its Subsidiaries for any alleged deficiency in any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company or any of its Subsidiaries (other than in each case, claims or assessments for which adequate reserves in the Company's financial statements have been established or which are being contested in good faith or are immaterial in amount). Neither the Company nor any of its Subsidiaries has any waivers or extensions of any applicable statute of limitations to assess any Taxes. There are no outstanding requests by the Company or any of its Subsidiaries for any extension of time within which to file any Tax Return or within which to pay any material amounts of Taxes shown to be due on any return. No claim has been made in writing to the Company or to any of its Subsidiaries in the past three years by an authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction, nor is there any meritorious basis for an investigation or other proceeding that would result in such an assessment. To the best knowledge of the Company, there are no liens for Taxes on the assets of the Company or any of its Subsidiaries except for statutory liens for current Taxes not yet due and payable.

(b) Section 4.12 of the Company Letter sets forth (1) the taxable years of the Company and its Subsidiaries as to which the respective statutes of limitations have not expired, and (2) with respect to such years, sets forth those years for which examinations have been completed, those years for which examinations are presently being conducted, those years for which examinations have not been initiated, and those years for which Tax Returns have not yet been filed.

(c) All material elections with respect to Tax affecting the Company as of the date hereof are set forth in Section 4.12(c) of the Company Letter.

(d) Neither the Company nor any of its  Subsidiaries  has filed a consent  under
Section 341(f) of the Code concerning collapsible corporations. Neither the Company nor any of its Subsidiaries has made any payments, or is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Sections 162(m) or 280G of the Code or any similar provision of foreign, state or local law. Neither the Company nor any of its Subsidiaries is a party to or bound by any tax indemnity, tax sharing or tax allocation agreement or arrangement. Except for the group of which the Company is presently the common parent, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code.

(e) Neither the Company nor any of its Subsidiaries has (i) a material amount of income reportable for a period ending after the Effective Time, but attributable to a transaction (e.g., an installment sale) occurring in or a change in accounting method made for a period ending on or prior to the Effective Time which resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction); or (ii) deferred gain or loss arising out of any deferred intercompany transaction. Neither the Company nor any of its Subsidiaries has any excess loss account (as defined in Treasury Regulation Section 1.1502-19) with respect to the stock of any of its Subsidiaries. No "ownership change" (within the meaning of Section 382(g) of the Code) has, to the Company's knowledge, occurred prior to the date hereof which currently limits the Company's ability to utilize any net operating loss carryovers under Section 382 of the Code.

(f) For purposes of this Agreement, the term "Tax" shall mean any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity. The term "Tax Return" shall mean a report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Governmental Entity with respect to any Tax, including an information return, claim for refund, amended return or declaration or estimated Tax.

Section 4.13. Litigation and Liabilities. Except as disclosed in the Company SEC Documents and except as set forth in Item 4.13 of the Company Letter or otherwise disclosed in writing to Parent, (a) there is no suit, action, arbitration, investigation, claim, proceeding or audit ("Litigation") pending or, to the best knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor is there any judgment, decree, writ, award, injunction, rule or order of any Governmental Entity outstanding against the Company or any of its Subsidiaries that are reasonably likely, individually or in the aggregate, to have a Materially Adverse Effect; (b) there are no obligations or liabilities, contingent, absolute, determined, determinable or otherwise, including, without limitation, those relating to environmental and occupational safety and health matters, that are reasonably likely, individually or in the aggregate, to have a Materially Adverse Effect and (c) as of the date hereof, no facts are known to the executive officers or directors of the Company on the date hereof that could reasonably be expected to form the basis for valid claims as to which rights to indemnification and advancement of expenses to the executive officers or directors of the Company or any Subsidiary would be applicable.

Section 4.14. Employee Benefit Plans.

(a) As used in this Agreement, "Benefit Plan" shall mean any employee benefit plan, including, without limitation, (i) any employee benefit plan as defined in
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, together with all regulations thereunder ("ERISA") maintained or contributed to by the Company or any Subsidiary during the three-year period preceding the date hereof, whether or not such plan is subject to any or all of ERISA's provisions, and (ii) whether or not described in the preceding clause, any pension, profit sharing, severance, employment, change-in-control, bonus, stock bonus, deferred or supplemental compensation, retiree medical or life insurance, death benefit or insurance, retirement, thrift, stock purchase or stock option plan or any other compensation, welfare, fringe benefit, perquisite or retirement plan, or other material program, policy or arrangement of any kind or nature whatsoever, whether oral or written, maintained or contributed to by the Company or any of the Subsidiaries or otherwise providing for compensation, benefits for or the welfare of any or all of the current or former employees, directors, consultants or agents of the Company or any of its Subsidiaries or their beneficiaries or dependents. Except as set forth in Item 4.14 of the Company Letter, neither the Company nor any of its Subsidiaries contributes to or has at any time during the six-year period preceding the date of this Agreement contributed to, or has any outstanding liability with respect to, any Multiemployer Plan as defined in
Section 3(37) of ERISA.

(b) Except as set forth in Item 4.14 of the Company Letter and except for such instances of non-compliance with ERISA and the regulations promulgated thereunder that, individually or in the aggregate, have not had and would not be reasonably likely in the future to have a Materially Adverse Effect on the
Company: (i) each Benefit Plan has been established and administered in accordance with its terms and in compliance with applicable provisions of ERISA, the Code and all other applicable laws, rules and regulations; (ii) the Company has received no notice from any Governmental Entity questioning or challenging such compliance; (iii) each Benefit Plan which is intended to be tax-qualified under Code Sections 401(a) and (k) (as applicable) is so qualified in form and operation and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would cause the loss of such qualification; (iv) no event has occurred and no condition exists with respect to a Benefit Plan or other plan (whether or not covering employees of the Company or any of its Subsidiaries) that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate (as hereinafter defined) to any material tax, fine, lien or penalty imposed by ERISA, the Code or other applicable laws, rules and regulations; (v) for each Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof; (vi) no "reportable event" (as such term is defined in ERISA Section 4043) other than any event with respect to which reporting is waived pursuant to the regulations under ERISA
Section  4043,  "prohibited  transactions"  (as such  term is  defined  in ERISA
Section 406 and Code Section 4975), "accumulated funding deficiency" (as such term is defined in ERISA Section 302 and Code Section 412 (whether or not waived)) or failure to make by its due date a required installment under Code
Section 412(m) has occurred with respect to any Benefit Plan, or any other plan maintained for employees of any ERISA Affiliate of the Company or any of its Subsidiaries. "ERISA Affiliate," as applied to any Person, means (i) any corporation which is a member of a controlled group of corporations (within the meaning of Code Section 414(b)) of which that Person is a member, (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control (within the meaning of Code Section 414(c)) of which that Person is a member and (iii) any member of an affiliated service group (within the meaning of Code Section 414(m) and (o)) of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member.

(c) With respect to any Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened and (ii) no facts or circumstances exist, to the knowledge of the Company, that could reasonably be expected to give rise to any such actions, suits or claims.

(d) Except as set forth in Item 4.14 of the Company Letter, no Benefit Plan exists that could result in the payment to any present or former employee, director, consultant or agent of the Company or any of its Subsidiaries of any money or other property, or accelerate or provide any other rights or benefits, to any such Person as a result of the transactions contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G, and no payment in respect of a Benefit Plan would constitute an excess parachute payment under Code Section 280G.

(e) With respect to each Benefit Plan, the Company has made available to Parent a true and correct copy of (i) the Benefit Plans and all amendments thereto,
(ii) the most recent annual report on Form 5500 filed with the IRS, (iii) each trust agreement and group annuity contract, if any, and all amendments thereto relating to such Benefit Plan, (iv) the most recent actuarial report or valuation relating to any such Benefit Plan subject to Title IV of ERISA, (v) the most recent IRS determination letter with respect to any such Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code and (vi) the most recent summary plan descriptions.

(f) As of the date hereof, all material payments required to be made by or under any Benefit Plan, any related trusts, or any related collective bargaining agreement have been made or are being processed in accordance with normal operating procedures, and except as set forth in the Company's financial statements, all material amounts required to be reflected thereon have been properly accrued to date as liabilities under or with respect to each Benefit Plan for the current year.

(g) Except as identified in Item 4.14 of the Company Letter, no Benefit Plan is or has ever been subject to Title IV of ERISA.

(h) Except as identified in Item 4.14 of the Company Letter, neither the Company nor any of its Subsidiaries has any post-retirement or similar obligations under any employee welfare benefit plan (as such term is defined in Section 3(1) of ERISA) or otherwise to provide health or death benefits to or in respect of current or former employees, directors, agents or consultants, except as specifically required by the continuation requirements of Part 6 of Title I of ERISA.

Section 4.15. Environmental Matters.

(a) Except as set forth in Item 4.15 of the Company Letter and except as, individually or in the aggregate, have not had and are not reasonably likely in the future to have a Materially Adverse Effect on the Company or prevent or materially delay the consummation of the Offer or the Merger:

 (i) the Company and its Subsidiaries are, and within the period of all applicable statutes of limitation have been, in material compliance with all Environmental Laws (as hereinafter defined);

 (ii) the Company and its Subsidiaries hold all Environmental Permits (as hereinafter defined) (each of which is in full force and effect) required for any of their current operations and for any property owned, leased, or otherwise operated by any of them (collectively, the "Premises"), and are, and within the period of all applicable statutes of limitation have been, in material compliance with the terms of all such Environmental Permits. No event has occurred which, with the passage of time or the giving of notice or both, would constitute material non-compliance with Environmental Laws;

 (iii) no review by, or approval of, any Governmental Entity or other Person is required under any Environmental Law in connection with the execution or delivery of this Agreement or the transfer of title to the Premises, if any, contemplated in connection therewith;

 (iv) neither the Company nor any of its Subsidiaries has received any written notice of an Environmental Claim (as hereinafter defined) that remains unresolved and, to the knowledge of the Company, no such Environmental Claims are currently pending or threatened;

 (v) to the knowledge of the Company neither the Company nor any of its Subsidiaries has reason to believe that any Hazardous Materials presently on the Premises or on any other property are reasonably likely to form the basis of any Environmental Claim against any of them; and

 (vi) the Company is involved in various environmental, contractual, warranty and public liability cases and claims that are considered routine to the Company's business and, in the opinion of the Company's management, the potential financial impact of these matters is not material to the business, properties, assets, prospects, operations or condition (financial or otherwise) of the Company and its Subsidiaries.

(b) For purposes of this Agreement, the terms below shall have the following meanings:

"Environmental Claim" means any claim, demand, action, suit, complaint, proceeding, directive, investigation, lien, demand letter, or notice of alleged noncompliance, violation or liability, by any Person or entity asserting liability or potential liability (including without limitation, liability or potential liability for enforcement, investigatory costs, remediation costs, operation and maintenance costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties), regardless of legal theory, arising out of, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location including, without limitation, the Premises, or (ii) the condition of the Premises or the present use thereof, or (iii) otherwise relating to obligations or liabilities under any Environmental Law.

"Environmental Laws" means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees or other legally enforceable requirement (including, without limitation, common law) of any foreign government, the United States or any Governmental Entity regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, including, without limitation, ambient air, surface waters, ground waters, lands, sub-surface strata, biota and cultural properties.

"Environmental Permit" means all permits, licenses, registrations, approvals, exemptions and other filings with or authorizations by any Governmental Entity under any Environmental Law.

"Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof), petroleum products, asbestos, asbestos-containing materials, pollutants and contaminants that are regulated pursuant to any Environmental Laws.

Section 4.16. Charter Provisions. The actions of the Board of Directors of the Company previously taken and/or taken in approving the Offer (including the purchase of Shares pursuant to the Offer), the Merger, this Agreement, the Shareholders Agreement and the transactions contemplated by this Agreement and the Shareholders Agreement, are sufficient to render irrevocably inapplicable
(i) Article VII of the Company's Articles of Incorporation and (ii) any state anti-takeover law to (A) the Offer, the Merger, this Agreement and the Shareholders Agreement, (B) the transactions contemplated by this Agreement and/or the Shareholders Agreement and (C) any other transaction between Parent and any of its Affiliates on the one hand, and the Company and any of its Affiliates, on the other hand, consummated after the date that Sub acquires Shares pursuant to the Offer. Pursuant to the Company's Articles of Incorporation, Section 2538(a) and Subchapters E, F, G and H of Chapter 25 of the PBCL are not applicable to the Company.

Section 4.17. Intellectual Property. Except as set forth in Item 4.17 of the Company Letter, with respect to all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, trade secrets, computer software programs or applications, trade names and tangible or intangible proprietary information or materials that are used in the respective businesses of the Company and its Subsidiaries as currently conducted, the Company has no knowledge (a) that such use violates the rights of any third Person or (b) of any pending or threatened litigation involving such use, which violation or litigation in the aggregate has or could be reasonably expected to have a Materially Adverse Effect on the Company.

Section 4.18. Labor Relations. No representation election, arbitration proceeding, grievance (other than with respect to incidents in the ordinary course of business), labor strike, dispute (other than with respect to incidents in the ordinary course of business), slowdown, stoppage or other labor trouble is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. No complaint against the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar foreign, state or local agency, by or on behalf of any employee of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries is in compliance in all material respects with all laws and regulations governing workplace safety, terms and conditions of employment, payment of wages and overtime, employment of non-citizens, discrimination in the workplace, and other employment and labor laws.
Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice.

Section 4.19. Insurance. All insurance policies carried by, or covering, the Company and its Subsidiaries with respect to their businesses, assets and properties are, in respect of the risks insured against and the amount of coverage provided, consistent with insurance policies customarily carried by Persons similarly situated who engage in businesses similar to the businesses of the Company and its Subsidiaries. All such insurance policies are in full force and effect, and no notice of cancellation has been given with respect to any such policy. All premiums due on such policies have been paid in a timely manner and the Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies.

Section 4.20. Finders and Investment Bankers. Neither the Company nor any of its officers or directors has employed any broker, finder or financial advisor or otherwise incurred any liability for any brokerage fees, commissions or financial advisors' or finders' fees in connection with the transactions contemplated hereby, other than pursuant to an agreement or agreements with BT Alex.
Brown and Warburg Dillon Read, copies of which has been provided to Parent.

Section 4.21. Contracts; Indebtedness. Except as disclosed in the Company SEC Documents or as listed under Item 4.21 or other Items of the Company Letter, (a) there are no contracts or agreements that are material to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, and (b) neither the Company nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that could not reasonably be expected to result in a Materially Adverse Effect on the Company.

          ARTICLE V - REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant to the Company as follows:

Section 5.1. Organization. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has requisite corporate power and authority to carry on its business as now being conducted.

Section 5.2. Authority. Parent and Sub have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub, and the consummation by Parent and Sub of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no other corporate proceedings on the part of Parent or Sub or their respective Boards of Directors are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Parent and Sub and constitutes the legal, valid and binding agreement of the Parent and Sub, enforceable against the Parent and Sub in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

Section 5.3. Consents and Approvals; No Violations.  Except as set forth in Item
5.3 of the Parent Letter, except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the PBCL, state takeover laws and foreign and supranational laws relating to antitrust and anticompetition clearances, neither the execution, delivery or performance of this Agreement by Parent and Sub nor the consummation by Parent and Sub of the transactions contemplated hereby will
(i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or By-laws of Parent and Sub, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity,
(iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets.

Section 5.4. Information Supplied. None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in (i) the Offer Documents, (ii) the Schedule 14D-9, (iii) the Information Statement or (iv) the Proxy Statement will, in the case of the Offer Documents, the Schedule 14D-9 and the Information Statement, at the respective times the Offer Documents, the Schedule 14D-9 and the Information Statement are filed with the SEC or first published, sent or given to the Company's shareholders, or, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting which has become false or misleading, except that no representation or warranty is made by Parent or Sub in connection with any of the foregoing with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its representatives specifically for inclusion or incorporation by reference therein. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Sub in connection with any of the foregoing with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its representatives specifically for inclusion or incorporation by reference therein.

Section 5.5. Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 5.6. Finders and Investment Bankers. Neither Parent nor Sub nor any of their respective officers or directors has employed any broker, finder or financial advisor or otherwise incurred any liability for any brokerage fees, commissions or financial advisors' or finders' fees in connection with the transactions contemplated hereby, other than pursuant to an agreement with Lehman Brothers.

Section 5.7. Financing. Parent has or will have, and shall provide Sub with, the funds necessary to consummate the Offer and the Merger and the transactions contemplated hereby in accordance with the terms hereof.

             ARTICLE VI - COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1. Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement until the earlier of the Effective Time or such time as Parent's and Sub's designees shall constitute a majority of the Board of Directors of the Company, the Company shall, and shall cause each of its Subsidiaries to, in all material respects, except as contemplated by this Agreement, carry on its business in the ordinary course as currently conducted and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a) amend or propose to amend its Articles of Incorporation or By-laws (or comparable governing instruments) or change the number of directors constituting the entire Board of Directors of the Company or any of its Subsidiaries;

(b) authorize for issuance, issue, deliver, grant, sell, pledge, or otherwise dispose of or propose to issue, deliver, grant, sell, pledge or otherwise dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of its Subsidiaries including, but not limited to, stock appreciation rights, phantom stock, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of its Subsidiaries; provided, however, that the foregoing shall not prohibit the issuance of Shares upon the exercise of Company Options granted prior to the date of this Agreement;

(c) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock, securities or other property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any shares of its capital stock or other securities;

(d) (i) except in the ordinary course of business  consistent with past practice
(1) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, continently or otherwise) for the obligations of any Person or (2) make any loans, advances or capital contributions to, or investments in, any other Person (other than to one of its Subsidiaries); (ii) acquire the stock or the assets of, or merge or consolidate with, any other Person; (iii) voluntarily incur any liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or (iv) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed of the Company and its Subsidiaries other than sales of products in the ordinary course of business and in a manner consistent with past practice; (v) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person (other than in the ordinary course of business consistent with past practice); (vi) enter into any contract or agreement, other than in the ordinary course of business consistent with past practice, or amend, alter or terminate any Company Material Contract; or (vii) authorize any capital expenditure except in compliance with procedures heretofore established by resolutions duly adopted by the Board of Directors of the Company;

(e) increase in any manner the compensation of any of its directors, officers or employees (other than in the ordinary course of business consistent with past practice) or enter into, establish, amend or terminate any Benefit Plan, employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or Affiliate other than as required pursuant to the terms of agreements in effect on the date of this Agreement and set forth in Item 6.1 of the Company Letter;

(f) except as may be required as a result of a change in Law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

(g) make any material Tax election, settle or compromise any material federal, state, local or foreign Tax liability, or waive any statute of limitations for any Tax claim or assessment;

(h) settle or compromise any material pending or threatened suit, action or claim;

(i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice and (ii) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date hereof or entered into in accordance with this Section 6.1;

(k) permit any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; or

(l) take, or offer or propose to take, or agree to take, in writing or otherwise, any of the actions described in this Section 6.1 or take or omit to take any action which would make any of the representations or warranties of the Company contained in this Agreement untrue and incorrect in any material respect as of the date when made if such action had then been taken or omitted, or would result in any of the Offer Conditions or the conditions set forth in Article VIII hereof not being satisfied.

The Company shall, and the Company shall cause each of its Subsidiaries to, use its or their best efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the Company Permits necessary for such business.

Section 6.2. No Solicitation.

(a) The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it permit any of its executive officers, directors, authorized representatives or authorized agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii), except as expressly permitted pursuant to paragraph (b) of this Section 6.2, participate in any discussions or negotiations regarding any Takeover Proposal. For purposes of this Agreement, "Takeover Proposal" means (x) any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of any of the assets of the Company or its Subsidiaries (other than the purchase of inventory or other assets in the ordinary course of business) or any of the Shares then outstanding, any tender offer or exchange offer for any of the Shares then outstanding, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement or (y) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the Offer and/or the Merger or which would reasonably be expected to dilute the benefits to Parent of the transactions contemplated by this Agreement and the Shareholders Agreement.

(b) Neither the Unaffiliated Directors nor any committee designated thereby shall withdraw or modify, or propose publicly to (i) withdraw or modify, in a manner adverse to Parent, the approval or recommendation by Unaffiliated Directors or such committee of the Offer, the Merger or this Agreement (or any transaction contemplated thereby); provided that, the Unaffiliated Directors may, (A) in response to any Takeover Proposal, suspend such recommendation for a period of up to 24 hours pending the analysis by the Unaffiliated Directors of such Takeover Proposal, which analysis may include to the extent necessary discussions with a Person making such Takeover Proposal regarding same, or (B) at any time prior to the consummation of the Offer, modify or withdraw such recommendation, but only if the Unaffiliated Directors determine in good faith, based on a written opinion of Drinker Biddle & Reath LLP (a "Written Opinion"), that it would be a breach of its fiduciary duties not to so modify or withdraw such recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal.

(c) In addition to the obligations of the Company contained in paragraphs (a) and (b) of this Section 6.2, the Company shall immediately advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the Person making such request or Takeover Proposal.

(d) Subject to Section 6.2(e), nothing contained in this Section 6.2 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, based on a Written Opinion, such disclosure is required under applicable law.

(e) If Sub purchases Shares pursuant to the Offer, the Company and its Board of Directors shall take all actions legally permitted to permit the Merger to occur.

Section 6.3. Disclosure to Parent; Delivery of Certain Filings. The Company shall promptly advise Parent orally and in writing if there occurs, to the knowledge of the Company, any change or event which results in the executive officers of the Company having a good faith belief that such change or event has resulted in or is reasonably likely to result in a Materially Adverse Effect on the Company or that such change or event could materially delay the consummation of the Offer and/or the Merger. The Company shall provide to Parent, and Parent shall provide to the Company, copies of all filings made by the Company or Parent, as the case may be, with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

                       ARTICLE VII - ADDITIONAL AGREEMENTS

Section 7.1. Shareholder Approval; Preparation of Proxy Statement.

(a) If the approval of the Company's shareholders of this Agreement and the Merger is required by law, the Company shall, at Parent's request, as soon as practicable following the expiration of the Offer in accordance with the terms of Section 1.1 of this Agreement, so long as permitted by law, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of obtaining such approval. The Company shall, through its Board of Directors (but subject to the right of the Company's Board of Directors to withdraw or modify its approval or recommendation of the Offer, the Merger and this Agreement as set forth in Section 6.2(b)), recommend to its shareholders that the shareholders approve the Merger. Notwithstanding the foregoing, if Sub or any other Subsidiary of Parent shall acquire 80% or more of the then outstanding Shares, the parties shall, at the request of Parent, take all necessary and appropriate actions to cause the Merger, pursuant to the terms thereof, to become effective in accordance with Section 1924(b)(1)(ii) of the PBCL, as promptly as practicable after such acquisition without a meeting of the Shareholders of the Company, including, without limitation, adoption by the board of directors of Sub of a short-form plan of merger in accordance with the PBCL and consistent with the terms of the Merger.

(b) If the approval of the Company's shareholders of this Agreement and the Merger is required by law, the Company shall, at Parent's request, as soon as practicable following the expiration of the Offer in accordance with the terms of Section 1.1, and to the extent permitted by law, prepare and file a preliminary Proxy Statement with the SEC and shall use all reasonable efforts to respond to any comments of the SEC or its staff, and, to the extent permitted by law, to cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Shareholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its shareholders such an amendment or supplement. Parent shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement and any such correspondence prior to its filing with the SEC or dissemination to the Company's shareholders, and the Company shall not so file or disseminate any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects.

(c) Parent agrees to cause all Shares purchased pursuant to the Offer and all other Shares of the Company entitled to vote on the Merger owned by Parent or any Subsidiary of Parent to be voted in favor of the Merger.

Section 7.2. Access to Information. Between the date of this Agreement and the Effective Time, the Company shall give, and shall cause its accountants and legal counsel to give, Parent and its respective authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel), at all reasonable times, access as reasonably requested to all personnel, offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and its Subsidiaries, shall permit the foregoing Persons to make such reasonable inspections as they may require and, as permitted under applicable law and subject to certain restrictions existing as of the date of this Agreement that are known to all parties hereto, shall cause its officers promptly to furnish Parent with (a) such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request, and (b) a copy of each report, schedule and other document filed or received by the Company or any of its Subsidiaries pursuant to the requirements of applicable securities laws or the NASD.

Section 7.3. Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses, whether or not the Offer or the Merger is consummated, subject to the rights of Parent under Section 9.2 hereof.

Section 7.4. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, fiduciary duties or by obligations pursuant to any listing agreement with or regulation of the NASD.

Section 7.5. State Takeover Laws. If any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use all reasonable efforts to grant or obtain such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 7.6. Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors, officers or employees of the Company as provided in the Company's Articles of Incorporation or By-laws or pursuant to agreements existing on the date of this Agreement shall be assumed by the Surviving
Corporation, and Parent shall cause the Surviving Corporation to honor such obligations in accordance with the terms thereof, without further action, as of the Effective Time, and such rights shall continue in full force and effort in accordance with their respective terms. Such rights, and the Surviving Corporation's and Parent's related obligations, shall apply in all respects to the current or former directors, officers and employees of each of its Subsidiaries as though such directors, officers and employees were entitled to indemnification rights pursuant to the Company's Articles of Incorporation or By-laws as in effect on the date hereof or pursuant to such agreements, as the case may be. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Parent shall be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) as are afforded to other directors and officers of Parent. Notwithstanding any other provision hereof, the provisions of this Section 7.6(a) are intended to be for the benefit of, and shall be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(b) Parent shall, and shall cause the Surviving Corporation or one of its Affiliates to, maintain in effect for six years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and its Subsidiaries on the date hereof (and having coverage and containing terms and conditions which in the aggregate are not less advantageous to the persons currently covered by such policies as insured) with respect to claims arising from any actual or alleged wrongful act or omission occurring at or prior to the Effective Time for which a claim has not been made against any director or officer of the Company or any director or officer of its Subsidiaries prior to the Effective Time.

Section 7.7. Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, in each case, to the knowledge of the Company or Parent, as the case may be, of any event the occurrence, or non-occurrence, of which results in the executive officers of the Company or Parent, as the case may be, having a good faith belief that such change or event would be reasonably likely to cause (x) any representation or warranty of such entity contained in this Agreement that is not qualified as to materiality to be untrue or inaccurate in any material respect, (y) any representation or warranty of such entity contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect, or (z) any covenant, condition or agreement of such entity contained in this Agreement not to be complied with or satisfied in all material respects; and (ii) the executive officers of the Company or Parent, as the case may be, believing in good faith that the Company or Parent, as the case may be, has, to the knowledge of the Company or Parent, as the case may be, failed to comply with in all material respects or satisfy in all material respects any covenant, condition or agreement of such entity to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Each of the Company, Parent and Sub shall give prompt notice to the other parties hereof of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 7.8. Board of Directors. Promptly after such time as Sub purchases Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), Sub shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the next highest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as shall make the percentage of the Company's directors designated by Sub equal to the aggregate voting power of the Shares held by Parent or any of its Subsidiaries; provided, however, that in the event that Sub's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have (i) at least three Unaffiliated Directors who are directors on the date of this Agreement or are designated by a majority of the Unaffiliated Directors of the Company who were directors on the date hereof and (ii) the number of Affiliated Directors required by the Standstill Agreement which shall be in addition to the number of directors designated by Sub pursuant to this Section 7.8; and provided, further that, in such event, if the number of Unaffiliated Directors shall be reduced below three for any reason whatsoever, the remaining Unaffiliated Directors shall, to the fullest extent permitted by law, designate a person to fill such vacancy who shall be deemed to be an Unaffiliated Director for purposes of this Agreement or, if no Unaffiliated Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or Affiliates of the Company or any of its Subsidiaries, or officers or Affiliates of Parent, of any of its Subsidiaries or of any other entity in which Parent owns, directly or indirectly, any material amount of capital stock or other significant ownership interest, and such persons shall be deemed to be Unaffiliated Directors for purposes of this Agreement.

Following  the  election  or  appointment  of Sub's  designees  pursuant to this
Section 7.8 and prior to the Effective Time, any termination or amendment of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Sub or waiver or assertion of any of the Company's rights hereunder, and any other consent or action by the Board of Directors of the Company with respect to this Agreement (other than recommending or reconfirming the recommendation that the holders of the Shares approve and adopt this Agreement and the Merger, and making determinations in connection therewith, which recommendations and determinations may be made by a majority of the Board of Directors as constituted at any time after such election or appointment of Sub's designees pursuant to this Section) shall to the fullest extent permitted by applicable law require the concurrence of a majority of the Unaffiliated Directors and, to the fullest extent permitted by law, no other action by the Company, including any action by any other director of the Company, shall be required to approve such actions. To the fullest extent permitted by applicable law, the Company shall take all actions requested by Parent which are reasonably necessary to effect the election of any such designee, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Sub's designees). Parent and Sub shall be solely responsible for any information with respect to either of them and their nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In connection with the foregoing, the Company shall promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Sub's designees to be elected or appointed to the Company's Board of Directors as provided above.

Section 7.9. Additional Agreements.

(a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals (including, without limitation, obtaining consents from landlords under leases providing for various remedies in the event of a change in control of the tenant) and effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, Sub and the Company shall take all such actions.

(b) Each of Parent, Sub and the Company agrees to use its reasonable best efforts promptly to take all reasonable steps to secure all clearances under the HSR Act and under any applicable foreign laws relating to the regulation of competition, or from federal, state or foreign governments or governmental authorities or agencies with respect to the transactions contemplated by this Agreement. Notwithstanding any other provision hereof, in no event shall Parent, Sub or any of their Affiliates (collectively, the "Parent Group") be required to take or fail to take any action in order to obtain or grant a consent arising out of any contractual or legal obligation of or applicable to the Company or its Subsidiaries, other than obligations such as those under the HSR Act which apply to both the Company and the Parent Group and then only to the extent applicable to the Parent Group, and in no event shall any member of the Parent Group be required to enter into or offer to enter into any divestiture, hold-separate, business limitation or similar agreement or undertaking in connection with this Agreement or the transactions contemplated hereby or otherwise.

Section 7.10. Certain Litigation. The Company agrees that it shall not settle any litigation commenced after the date hereof against the Company or any of its directors by any shareholder of the Company relating to the Offer, the Merger, this Agreement or the Shareholders Agreement without the prior written consent of Parent. In addition, the Company shall not voluntarily cooperate with any third party that may hereafter seek to restrain or prohibit or otherwise oppose the Offer or the Merger and shall cooperate with Parent and Sub to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

Section 7.11. Severance Payments. Parent hereby agrees that for a period of one year after the consummation of the Offer, all persons who, as of the date of this Agreement, are employees of the Company or any of its Subsidiaries and who are involuntarily terminated by the Company or the Surviving Corporation shall be entitled to receive severance pay and benefits equal to the severance pay and benefits provided for in the Company's severance pay plan, a description of which plan is set forth as Exhibit D to the Company Letter.

                       ARTICLE VIII - CONDITIONS PRECEDENT

Section 8.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Offer. Subject to the satisfaction or waiver by Sub of all of the Offer Conditions (it being understood that pursuant to Section 1.1(a) Sub cannot waive the Minimum Condition without the prior written consent of the Company), Sub shall have accepted for payment all Shares validly tendered in the Offer and not withdrawn. Neither Parent nor Sub may invoke this condition if Sub fails to purchase Shares so tendered and not withdrawn in violation of the terms of this Agreement or the Offer.

(b) Shareholder Approval. If required by any applicable law or the constituent documents of any party hereto, this Agreement and the Merger shall have been approved at or prior to the Effective Time by the requisite vote of the shareholders of the Company in accordance with the PBCL and the Company's Articles of Incorporation and By-laws, which the Company has represented shall be solely the affirmative vote of a majority of the outstanding Shares.

(c) No Injunction or Action. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Entity which temporarily, preliminarily or permanently prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time.

(d) Other Approvals. On or prior to the Effective Time, the waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any similar foreign Laws shall have been terminated or shall have expired and all consents necessary for the consummation of the Merger shall have been obtained.

Section 8.2. Conditions of Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the condition (which may be waived in whole or in part by Parent) that the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the earlier of (i) such time as Parent's or Sub's designees shall constitute at least a majority of the Company's Board of Directors pursuant to Section 2.4 of this Agreement and (ii) the Effective Time; provided, however, that no failure by the Company to have so performed any such obligation shall constitute a failure of satisfaction of the foregoing condition where the Company's failure of performance was caused by Parent.

                     ARTICLE IX - TERMINATION AND AMENDMENT

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval of this Agreement and the Merger by the shareholders of the Company (if required by applicable law):

(a) by mutual written consent of Parent, Sub and the Company;

(b) by any of Parent, Sub or the Company:

 (i) if (x) as a result of the failure of any of the Offer Conditions set forth in Exhibit A, the Offer shall have terminated or expired in accordance with its terms without Sub having accepted for payment any Shares pursuant to the Offer or (y) Sub shall have, consistent with its obligations hereunder, failed to pay for the Shares prior to December 31, 1999 (the "Outside Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of any such Offer Condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under this Agreement by such party; or

 (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that Parent or the Company, as the case may be, may not terminate this Agreement pursuant to this Section 9.1 if it has not complied with its obligations under Section 7.09 hereof with respect to any such order, decree, ruling, or other action;

(c) by either Parent or Sub if the Company shall have breached in any material respect any of its material covenants or other agreements contained in this Agreement which breach or failure to perform is incapable of being cured or, the Company having been given reasonable written notice of such breach by Parent, has not been cured within one business day prior to the then scheduled Expiration Date;

(d) by any of Company, Parent or Sub if either Parent or Sub is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (c) of Exhibit A; provided that the temporary suspension of the recommendation of the Company's Board of Directors referred to herein in accordance with Section 6.2(b) shall not give rise to a right of termination pursuant to this Section 9.1(d);

(e) by the Company if Parent or Sub shall have breached in any material respect any of its material covenants or other agreements contained in this Agreement, which breach or failure to perform is incapable of being cured or, Parent having been given reasonable written notice of such breach by the Company, has not been cured within one business day prior to the then scheduled Expiration Date; or

(f) by the Company, if the Offer has not been timely commenced in accordance with Section 1.1.

Section 9.2. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Offer or the Merger pursuant to this Article IX, this Agreement (other than Sections 4.20, 5.6, 7.3, this Section 9.2, Article X, the penultimate sentence of Section 1.1(a) and the last sentence of 1.2(c)) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement prior to termination. If this Agreement is terminated as provided herein, each party shall hold in confidence all materials obtained from, or based on or otherwise reflecting or generated in whole or in part from information obtained from, any other party hereto in connection with the transactions contemplated by this Agreement, and shall not use any such materials for the purpose of competing with the businesses of the other parties hereto, whether obtained before or after the execution hereof.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(d) hereof, then the Company shall promptly pay Parent upon its request all reasonable out-of-pocket charges and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated hereby, including without limitation reasonable and documented attorneys' and accountants' fees and disbursements and fees and expenses of Parent's financial advisor and any information agent and depositary retained in connection with the Offer and all printing and mailing fees and expenses, in an amount not to exceed $8,000,000.

Section 9.3. Amendment. This Agreement may be amended by action taken by Parent, Sub and the Company at any time before or after approval hereof by the shareholders of the Company (if required), but, after any such approval, no amendment shall be made which in any way materially adversely affects the rights of such shareholders, without the further approval of such shareholders. Without the prior approval of a majority of the then serving Unaffiliated Directors, if any are then serving on the Board, this Agreement may not be amended at any time
(a)  subsequent  to the purchase by Sub of any Shares  pursuant to the Offer and
(b) prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4. Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) subject to the terms of this Agreement, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party and, after the purchase of Shares pursuant to the Offer, but prior to the Effective Time, as to the Company, only if such waiver is approved by a majority of the then serving Unaffiliated Directors, if any are then serving on the Board.

                         ARTICLE X - GENERAL PROVISIONS

Section 10.1. Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

Section 10.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Sub, to:
EM Laboratories, Incorporated
7 Skyline Drive
Hawthorne, New York 10532
Attn:  President and Chief Executive Officer
Telecopy:  (914) 592-8775

with copies to:
Rogers & Wells LLP
200 Park Avenue
New York, New York 10166
Attn:  Klaus H. Jander, Esq.
Telecopy:  (212) 878-3025

(b) if to the Company, to: VWR Scientific Products Corporation 1310 Goshen Parkway West Chester, Pennsylvania 19380 Attn: Jerrold B. Harris Telecopy: (610) 436-1760

with copies to:
Drinker Biddle & Reath LLP
1000 Westlakes Drive, Suite 300
Berwyn, Pennsylvania 19312
Attn:  Thomas E. Wood, Esq.
Telecopy:  (610) 993-8585

Section 10.3. Interpretation; Definitions. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the phrase "made available" shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

As used in this Agreement, the following terms have the meanings specified or referred to in this Section 10.3 and shall be equally applicable to both the singular and plural forms. Any agreement referred to below shall mean such agreement as amended, supplemented or modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

"Acquisition Agreement" shall have the meaning set forth in Section 6.2(b).

"Affiliate" with respect to any Person, means any other Person controlling, controlled by or under common control with such Person.

"Affiliated Directors" shall have the meaning set forth in the Standstill
 Agreement.

"Agreement" means this Agreement and Plan of Merger, dated as of June 8, 1999, among Parent, Sub and the Company.

"Articles of Merger" shall have the meaning set forth in Section 2.2.

"Benefit Plans" shall have the meaning set forth in Section 4.14(a).

"Certificate" shall have the meaning set forth in Section 3.2(b).

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" shall have the meaning set forth in the introductory paragraph of this Agreement.

"Company Option Plans" shall have the meaning set forth in Section 3.2(f).

"Company Options" shall have the meaning set forth in Section 3.2(f).

"Company Letter" means the letter from the Company to Parent dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Letter.

"Company Material Contract" shall have the meaning set forth in Section 4.11.

"Company Permits" shall have the meaning set forth in Section 4.10.

"Company SEC Documents" shall have the meaning set forth in Section 4.6.

"Company Securities" shall have the meaning set forth in Section 4.3.

"Constituent Corporations" shall have the meaning set forth in the introductory paragraph of this Agreement.

"Dissenting Shares" shall have the meaning set forth in Section 3.1(d).

"Dissenting Shareholder" shall have the meaning set forth in Section 3.1(d).

"Effective Time" shall have the meaning set forth in Section 2.2.

"Environmental Claim" shall have the meaning set forth in Section 4.15.

"Environmental Laws" shall have the meaning set forth in Section 4.15.

"Environmental Permits" shall have the meaning set forth in Section 4.15.

"ERISA" shall have the meaning set forth in Section 4.14.

"ERISA Affiliate" shall have the meaning set forth in Section 4.14(b).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

"Expenses" means documented and reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by this Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent.

"Expiration Date" shall have the meaning set forth in Section 1.1(a).

"Governmental Entity" means any Federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational.

"Hazardous Materials" shall have the meaning set forth in Section 4.15.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Information Statement" shall have the meaning set forth in Section 4.8.

"knowledge" shall mean, with respect to the Company, the actual knowledge of its executive officers and the actual knowledge of the senior officer of each of its foreign Subsidiaries and, with respect to Parent, the actual knowledge of its executive officers of Parent.

"Law" means any law, statute, rule, regulation, ordinance and other pronouncement having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Entity.

"Liens" means any pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

"Litigation" shall have the meaning set forth in Section 4.14.

"Materially Adverse Change" or "Materially Adverse Effect" means, when used in connection with the Company or Parent, as the case may be, any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) or fact or condition (or any development that, insofar as can reasonably be foreseen, is likely to result in any fact or condition), except in respect of general economic or financial conditions in the industry of which the Company, or Parent, as the case may be, is a part, that is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole, or Parent and its Subsidiaries taken as a whole, as the case may be.

"Merger" shall have the meaning set forth in the third Whereas provision of this Agreement.

"Merger Consideration" shall have the meaning set forth in Section 3.1(c).

"Minimum Condition" shall have the meaning set forth in Exhibit A of this Agreement.

"NASD" shall mean the National Association of Securities Dealers, Inc.

"Offer" shall have the meaning set forth in the second Whereas provision of this Agreement.

"Offer Conditions" shall have the meaning set forth in Section 1.1(a).

"Offer Documents" shall have the meaning set forth in Section 1.1(b).

"Offer Price" shall have the meaning set forth in the second Whereas provision of this Agreement.

"Outside Date" shall have the meaning set forth in Section 9.1(b)(i).

"Parent" shall have the meaning set forth in the introductory paragraph of this Agreement.

"Parent Group" shall have the meaning set forth in Section 7.09(b).

"Parent Letter" means the letter from Parent to the Company dated the date hereof, which letter relates to this Agreement and is designated therein as the Parent Letter.

"Paying Agent" shall have the meaning set forth in Section 3.2(a).

"PBCL" means the Business Corporation Law of 1988, as amended, of the Commonwealth of Pennsylvania.

"Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

"Preferred Stock" shall have the meaning set forth in Section 4.3.

"Premises" shall have the meaning set forth in Section 4.15(a)(ii).

"Proxy Statement" shall have the meaning set forth in Section 4.8.

"Schedule 13E-3" shall have the meaning set forth in Section 1.1(b).

"Schedule 14D-1" shall have the meaning set forth in Section 1.1(b).

"Schedule 14D-9" shall have the meaning set forth in Section 1.2(b).

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

"Shares" shall have the meaning set forth in the second Whereas provision of this Agreement.

"Standstill  Agreement"  means  the  Standstill  Agreement  by  and  between  EM
Industries, Incorporated and the Company, dated as of February 27, 1995, as amended by Amendment No. 1 to the Standstill Agreement, dated September 15, 1995, by and among EM Industries, Incorporated, Parent and the Company.

"Shareholders Agreement" shall have the meaning set forth in the fifth Whereas provision of this Agreement.

"Shareholders Meeting" shall have the meaning set forth in Section 7.1(a).

"Sub" shall have the meaning set forth in the introductory paragraph of this Agreement.

"Subsidiary" or "Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

"Surviving Corporation" shall have the meaning set forth in Section 2.1.

"Takeover Proposal" shall have the meaning set forth in Section 6.2(a).

"Tax" shall have the meaning set forth in Section 4.12(f).

"Tax Return" shall have the meaning set forth in Section 4.12(f).

"Transfer Taxes" shall have the meaning set forth in Section 7.5.

"Unaffiliated Directors" shall have the meaning set forth in the Standstill
 Agreement.

"Written Opinion" shall have the meaning set forth in Section 6.2(b).

Section 10.4. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 10.5. Entire Agreement; No Third-Party Beneficiaries. Except for the Standstill Agreement and the Shareholders Agreement, this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 10.6. Governing Law. This Agreement shall be exclusively governed by, construed in accordance with, and interpreted according to the substantive law of the Commonwealth of Pennsylvania without giving effect to the principles of conflict of laws.

Section 10.7. Assignment. Except as otherwise provided in Section 1.1(a), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties except that either Parent or Sub shall have the right without the consent of the Company to assign all of its respective rights and delegate all of its respective obligations under this Agreement to any Affiliate of either Parent or Sub, subject in any case to Parent's guarantee of the performance by such Affiliate of all of Parent's and Sub's obligations hereunder, including without limitation the obligation to pay the Offer Price and the Merger Consideration, and the Company shall take all action necessary to permit such assignee to consummate the Merger after the purchase of Shares. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.8. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

Section 10.9. Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

Section 10.10. Obligations of Subsidiaries. Whenever this Agreement requires any Subsidiary of Parent (including Sub) or of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of Parent or the Company, as the case may be, to cause such Subsidiary to take such action.

Section 10.11. Merger of the Company into Sub. If at any time prior to the Effective Time Parent notifies the Company that it desires for the Company to be merged with and into Sub (in lieu of Sub merging with and into the Company), the Company, Parent and Sub shall promptly negotiate in good faith an amendment to and restatement of this Agreement which provides for such changes to this Agreement as are necessary or appropriate to effectuate such merger (and upon finalization thereof, the parties shall promptly enter into such amendment and restatement).

 IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                            EM LABORATORIES, INCORPORATED


                                            By: /s/ Stephen J. Kunst
                                                ________________________________
                                            Name:  Stephen J. Kunst
                                            Title: Vice President and Secretary



                                            EM SUBSIDIARY, INC.


                                            By: /s/ Dieter Janssen
                                                ________________________________
                                            Name:  Dieter Janssen
                                            Title: President



                                            VWR SCIENTIFIC PRODUCTS CORPORATION


                                            By: /s/ Jerrold B. Harris
                                                ________________________________
                                            Name:  Jerrold B. Harris
                                            Title: President/CEO

                                    EXHIBIT A
                             CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Sub's obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in this Agreement) amend or terminate the Offer (whether or not any Shares have been theretofore purchased or paid for pursuant to the Offer) (A) unless the following conditions shall have been satisfied: (i) there shall be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents a majority of the total number of outstanding Shares, excluding any Shares held by Parent, Sub or any Affiliate thereof (the "Minimum Condition") and (ii) any applicable waiting period under the HSR Act or any similar applicable foreign Law, including but not limited to the requirements of the German federal antitrust supervisory authority (Bundeskartelamt), shall have expired or been terminated prior to the expiration of the Offer and the required approval of any Governmental Entity for this Agreement or the consummation of the transactions contemplated by this Agreement shall have been obtained or (B) if at any time after the date of this Agreement and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur and be continuing:

(a) there shall be threatened or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by Parent or Sub of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by this Agreement or the Shareholders Agreement or seeking to obtain from the Company, Parent or Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by this Agreement or the Shareholders Agreement, (iii) seeking to impose limitations on the ability of Parent or Sub to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any respect any portion of the business or operations of the Company or its Subsidiaries or (v) which otherwise is reasonably likely to have a Materially Adverse Effect on the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole;

(b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) the Unaffiliated Directors, or any committee designated thereby, shall have withdrawn, or modified or changed (including by amendment of the Schedule 14D-9) their recommendation of the Offer, the Merger or this Agreement or approved or recommended a Takeover Proposal, or shall have resolved to do so;

(d) it shall have been publicly disclosed or Parent or Sub shall have otherwise learned that any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its Affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 under the Exchange Act) of more than 20% of the Shares through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares;

(e) any of the representations and warranties of the Company set forth in this Agreement (without giving effect to the materiality limitations contained herein) shall not be true and correct in any respect as of the date of consummation of the Offer as though made on and as of such date (except for representations and warranties made as of a specified date, which shall not be true and correct as of the specified date), except for any breach or breaches which, in the aggregate, would not have a Materially Adverse Effect on the Company;

(f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under this Agreement;

(g) there shall have occurred any event that, individually or when considered together with any other matter, has had or is reasonably likely in the future to have a Materially Adverse Effect on the Company; (h) there shall have occurred
(i) any general suspension of, or limitation on prices (other than suspensions or limitations triggered by price fluctuations on a trading day) for, trading in securities on any national securities exchange or the over-the-counter market in the United States of America or the Federal Republic of Germany, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America or in the Federal Republic of Germany,
(iii) any material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, the extension of credit by banks or other lending institutions,
(iv) a commencement of a war or armed hostilities or other national calamity directly or indirectly involving the United States of America or the Federal Republic of Germany and Parent shall have determined that there is a reasonable likelihood that such event may be of materially adverse significance to it or the Company, or (v) in the case of any of the foregoing existing at the time of the execution of this Agreement, a material acceleration or worsening thereof;

(i) any applicable waiting period under Section 721 of Title VII of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 and Section 837 of the National Defense Authority Act for Fiscal Year 1993 (the "Exon-Florio Provisions") shall not have expired,
(b) the Committee on Foreign Investment in the United States ("CFIUS") shall have initiated an investigation of the transactions contemplated under this Agreement, or (c) if CFIUS initiates an investigation, the applicable waiting period under the Exon-Florio Provisions relating to such investigation shall have expired, or such investigation shall have been completed and the President shall have announced a decision to take action pursuant to the Exon-Florio
Provisions before the expiration of the period ending on the 15th day (or if such day is not a business day, the next business day) following the completion of such investigation, which has a substantial likelihood of resulting, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above or such 15 day waiting period shall not have expired; or

(j) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Sub and may, subject to the terms of this Agreement, be waived by Parent and Sub in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement to which this Exhibit A is a part.

EXHIBIT B: FORM OF SHAREHOLDER AGREEMENT.

                              SHAREHOLDER AGREEMENT

This Shareholder Agreement, dated as of June 8, 1999 (this "Agreement"), is made and entered into among EM Laboratories, a New York corporation ("Parent"), EM Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent ("Sub"), and each of the parties listed on the signature pages hereto (each a "Shareholder," and collectively, the "Shareholders").

WHEREAS, each of the Shareholders is, as of the date hereof, the beneficial owner of the number of shares of common stock, par value $1.00 per share (the "Common Stock"), of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"), set forth opposite his name on Annex I hereto;

WHEREAS, concurrently herewith, Parent, Sub and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, upon the terms and subject to the conditions set forth therein, for (i) the commencement by Sub of a tender offer (the "Offer") for all of the issued and outstanding shares of Common Stock of the Company and
(ii) the subsequent merger of Sub with and into the Company (the "Merger");

WHEREAS, as a condition to the willingness of Parent and Sub to enter into the Merger Agreement and in order to induce Parent and Sub to enter into the Merger Agreement, Shareholders have agreed to enter into this Agreement; and

WHEREAS, capitalized terms used but not defined in this Agreement have the meaning given to those terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the execution and delivery by Parent and Sub of the Merger Agreement and the mutual representations, warranties, covenants and agreements set forth herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereto agree as follows:

                                   ARTICLE I.
                                TENDER OF SHARES

Section 1.1. Tender. Each Shareholder hereby agrees validly to tender his Shares (or cause the record owner of such Shares validly to tender), and not to withdraw any Shares so tendered, promptly, and in any event not later than the fifth business day after commencement of the Offer pursuant to Section 1.1 of the Merger Agreement and Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); provided, however, that in the event that the Unaffiliated Directors (as defined in the Merger Agreement) (or any committee designated thereby) shall withdraw, or propose publicly to withdraw, the approval or recommendation by such Unaffiliated Directors or such committee of the Offer, the Merger or Merger Agreement (or any transaction contemplated thereby), each Shareholder shall have the right to withdraw any Shares so tendered. Sub hereby agrees to purchase all the Shareholder's Shares so tendered at the Purchase Price or any higher price that may be paid in the Offer; provided, however, that Sub's obligation to accept for payment and pay for the Common Stock (including the Shares) in the Offer is subject to all the terms and conditions of the Offer set forth in the Merger Agreement.

Section 1.2. Certain Warranties. Without limiting the generality or effect of any other term or condition of the Offer, the transfer by each of the Shareholders of his Shares to Sub in the Offer shall pass to and unconditionally vest in Sub good and valid title to the Shares, free and clear of all liens, claims, restrictions, security interests, pledges, limitations and Encumbrances (as defined herein) whatsoever.

Section 1.3. Disclosure. Each Shareholder hereby authorizes Parent and Sub to publish and disclose in the Offer Documents and, if approval of the Company's shareholders is required under applicable law, the Proxy Statement (including all documents and schedules filed with the SEC), his identity and ownership of the Shares and the nature of his commitments, arrangements and understandings under this Agreement provided that each Shareholder is provided with a reasonable opportunity to review in advance any such disclosure contained in the Offer Documents or the Proxy Statement.

                                   ARTICLE II.
                                 GRANT OF PROXY

Section 2.1. Proxy. Each Shareholder hereby irrevocably appoints Parent and Sub (and any nominee of either Parent or Sub) and each of them, with full power of substitution and re-substitution, (i) as proxies for such Shareholder to vote all of his Shares for and in the name, place, and stead of such Shareholder at any meeting of the holders of Common Stock or any adjournments or postponements thereof or pursuant to any consent in lieu of a meeting, or otherwise, with respect only to the approval of this Agreement, the Merger Agreement, the Offer, the transactions contemplated by the Merger Agreement, any matters related to or in connection with the Merger and any corporate action, the consummation of which would violate, frustrate the purposes of, prevent or delay the consummation of the transactions contemplated by the Merger Agreement (including, without limitation, any proposal to amend the Articles of Incorporation or By-laws of the Company or approve any merger, consolidation, sale or purchase of any assets, issuance of Common Stock or any other equity security of the Company (or a security convertible into an equity security of the Company), reorganization, recapitalization, liquidation, winding up of or by the Company or any similar transaction) and (ii) as his true and lawful attorneys-in-fact to execute one or more consents or other instruments from time to time in order to take such actions informally without notice of a meeting of the shareholders of the Company; provided, however, that in the event that the Unaffiliated Directors (as defined in the Merger Agreement) (or any committee designated thereby) shall withdraw, or propose publicly to withdraw, the approval or recommendation by such Unaffiliated Directors or such committee of the Offer, the Merger or Merger Agreement (or any transaction contemplated thereby), such appointment of Parent and Sub as proxies shall become immediately revocable. Each Shareholder agrees that the foregoing proxy and power-of-attorney granted to Parent and Sub (and their respective nominees) in this subsection shall be irrevocable during the term of this Agreement and shall be deemed to be coupled with an interest. Each Shareholder represents that any proxies heretofore given in respect of his Shares are not irrevocable, and that such proxies are hereby revoked.

                                  ARTICLE III.
                                     OPTION

Section 3.1. Grant of Option. Each Shareholder hereby grants to Parent or Sub, as Parent may designate (each, an "Optionee"), an irrevocable option (the "Option") to purchase the number of shares of Common Stock opposite such Shareholder's name on Annex I hereto and any additional shares of Common Stock acquired by such Shareholder in any capacity (whether by exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities or by means of a purchase, distribution, dividend or otherwise) (collectively, the "Shares") at a purchase price of $37.00 per share or such higher price as may be paid by Parent or Sub pursuant to the Offer (the "Purchase Price").

Section 3.2. Exercise of Option.

(a) Parent or Sub may exercise, but shall not be required to exercise, the Option from time to time, in whole or in part, on or after the date of the consummation of the Offer but prior to the Effective Date if the Offer is consummated but (whether due to improper tender or withdrawal of tender) Sub has not accepted for payment and paid for all of a Shareholder's Shares.

(b) Parent and Sub's obligation to purchase Shares upon exercise of the Option shall be subject to the conditions that:

(i) no preliminary or permanent injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Option pursuant to this Agreement shall be in effect (and no action or proceeding shall have been commenced or threatened for the purpose of obtaining such an injunction or order);

(ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or similar foreign law required for the purchase of the Shares upon such exercise shall have expired; and

(iii) there shall have been no material breach of the representations, warranties or covenants of any Shareholder contained in this Agreement; provided, that any failure by Parent or Sub to purchase Shares upon exercise of the Option at any Closing (as defined below) as a result of the nonsatisfaction of any of such conditions shall not affect or prejudice Parent or Sub's right to purchase such Shares upon the subsequent satisfaction of such conditions.

(c) In the event that Parent or Sub, as the case may be, wishes to exercise the Option, Parent or Sub, as the case may be, shall send a written notice to the Shareholders specifying the total number of such Shareholder's Shares it wishes to purchase and the place and date for the closing of such purchase (each, a "Closing") at least three business days prior to such Closing; and

(d) At any Closing, (i) each Shareholder shall deliver to Parent or Sub (in accordance with Parent or Sub's instructions) a certificate or certificates (the "Certificates") representing all of such Shareholder's Shares being purchased by Sub at the Closing, duly endorsed or accompanied by stock powers duly executed in blank and (ii) Sub shall deliver to such Shareholder a certified or bank cashier's check or checks payable to or upon the order of such Shareholder in an amount equal to (A) the number of such Shareholder's Shares being purchased at the Closing multiplied by (B) the Purchase Price.

                                   ARTICLE IV.
                  REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Each Shareholder severally, and not jointly, represents and warrants to Parent and Sub as follows:

Section 4.1. Title to Shares. Such Shareholder is the sole beneficial owner of the Shares (as may be adjusted from time to time pursuant to Section 7.1 hereof) set forth opposite his name on Annex I to this Agreement, free and clear of any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, voting trust or agreement, understanding, arrangement, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind ("Encumbrances"), other than restrictions imposed by applicable securities laws or pursuant to this Agreement and the Merger
Agreement and except that as of the date hereof 40,000 Shares owned by N. Stewart Rogers are pledged as security for a loan.

Section 4.2. Total Shares. On the date hereof, the Shares opposite such Shareholder's name on Annex I hereto constitute all of the Shares owned by such Shareholder. Such Shareholder has the exclusive right to vote or dispose of (or exercise the voting or disposition of) such Shares and Shareholder owns no options to purchase or rights to subscribe for or otherwise acquire any securities of the Company other than as set forth on Annex I hereto.

Section 4.3. Due Authorization. Each Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by or on behalf of such Shareholder and, assuming its due authorization, execution and delivery by Parent and Sub, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other laws effecting creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.4. No Conflicts; Required Filings and Consents.
(a) The execution and delivery of this Agreement by such Shareholder do not, and the performance by such Shareholder of such Shareholder's obligations under this Agreement will not (i) conflict with or violate any law applicable to such Shareholder or by which such Shareholder or any of such Shareholder's properties is bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any assets of such Shareholder, including, without limitation, his Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's assets is bound or affected, except for any such breaches, defaults or other occurrences that would not prevent or delay the performance by such Shareholder of such Shareholder's obligations under this Agreement.

(b) The execution and delivery of this Agreement by such Shareholder do not, and the performance by such Shareholder of such Shareholder's obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the HSR Act or similar foreign laws or the Exchange Act), domestic or foreign, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of such Shareholder's obligations under this Agreement. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Shareholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by Shareholder of the transactions contemplated hereby.

Section 4.5. No Finder's Fees. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder. Such Shareholder hereby acknowledges that he is not entitled to receive any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement.

                                   ARTICLE V.
                        REPRESENTATIONS AND WARRANTIES OF
                                SUB AND PURCHASER

Parent and Sub hereby, jointly and severally, represent and warrant to each Shareholder as follows:

Section 5.1. Due Organization, Authorization, etc. Sub and Parent are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Sub and Parent have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of Sub and Parent have been duly authorized by all necessary corporate action on the part of Sub and Parent, respectively. This Agreement has been duly executed and delivered by each of Sub and Parent and, assuming its due authorization, execution and delivery by each Shareholder, constitutes a legal, valid and binding obligation of each of Sub and Parent, enforceable against Sub and Parent in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other laws affecting rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.2. Funds. Parent has sufficient funds available to it to pay for the Shareholder Shares in accordance with this Agreement and the Merger Agreement.

Section 5.3. No Conflicts.
(a) The execution and delivery of this Agreement by Parent and Sub do not, and the performance by Parent and Sub of their obligations under this Agreement will not (i) conflict with or violate any law applicable to Parent or Sub or by which Parent or Sub any of their properties is bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any assets of Parent or Sub, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Sub is a party or by which Parent or Sub or any of their assets is bound or affected, except for any such breaches, defaults or other occurrences that would not prevent or delay the performance by Parent or Sub of their obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Sub do not, and the performance by Parent and Sub of their obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the HSR Act or similar foreign laws or the Exchange Act), domestic or foreign, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Parent or Sub of their obligations under this Agreement.

Section 5.4. Purchase Without View to Distribute. Any Shareholder Shares acquired by Sub hereunder are not being acquired with a view to distribution within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations thereunder, and Sub will not distribute such Shareholder Shares in violation of the 1933 Act.

                                   ARTICLE VI.
                          COVENANTS OF THE SHAREHOLDERS

Section 6.1. No Inconsistent Arrangements. Each Shareholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, he shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of his Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to his Shares, (iv) deposit his Shares into a voting trust or enter into a voting agreement or arrangement with respect to his Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

Section 6.2. Each Shareholder covenants and agrees that, during the term of this Agreement, he shall not, directly or indirectly through any officer, director, agent or other representative, solicit, initiate or encourage, or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal from any person (other than Parent, Sub and any of their Affiliates (as defined below)) relating to (i) any acquisition of all or any shares of Common Stock of the Company or (ii) any transaction that constitutes a Takeover Proposal, or participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek to do any of the foregoing. Such Shareholder immediately shall cease and cause to be terminated all existing discussions or negotiations of such Shareholder and his agents or other representatives with any person conducted heretofore with respect to any of the foregoing. Such Shareholder shall notify Parent and Sub promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent and Sub, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. Notwithstanding any provision of this Section 6.2 to the contrary, if such Shareholder or any agent or representative of such Shareholder is a member of the Board of Directors of the Company, such member of the Board of Directors of the Company may take actions in such capacity to the extent permitted by Section
6.2 of the Merger Agreement. As used in this Agreement, with respect to any person, "Affiliate" shall mean any entity directly or indirectly controlling, controlled by, or under common control with, such person.

Section 6.3. Waiver of Appraisal Rights. Each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger.

                                  ARTICLE VII.
                                  MISCELLANEOUS

Section 7.1. Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Shares or the acquisition of additional shares of capital stock or other securities or rights of the Company by any Shareholder, the number of such Shareholder's Shares shall be adjusted appropriately, and this Agreement and the rights and obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by any such Shareholder in respect of such Shareholder Shares.

Section 7.2. Termination. This Agreement shall terminate and be of no further force and effect automatically and without any required action of the parties hereto upon the earlier to occur of (A) the Effective Time and (B) the calendar day immediately after the termination of the Merger Agreement in accordance with its terms; provided, however, that Articles III, IV, V, VI and VII of this Agreement shall survive the termination of this Agreement until the earlier to occur of the Closing of the exercise of the Option and the expiration of the Option. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

Section 7.3. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be for the account of the party incurring such costs and expenses.

Section 7.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Sub, to:
EM Industries, Incorporated
7 Skyline Drive
Hawthorne, New York 10532
Attention:   Stephen J. Kunst
Facsimile:   (914) 592-8775

with copies to:

Rogers & Wells LLP
200 Park Avenue
New York, New York 10166
Attention:  Klaus H. Jander, Esq.
Facsimile:  (212) 878-3025

(b) If to Shareholders, to the address set forth in Annex I hereto:

Section 7.5. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by a court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

Section 7.6. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto.

Section 7.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such purported assignment shall be null and void; provided, however, that either of Parent or Sub may, without the prior written consent of any Shareholder, assign its rights and obligations to any of its direct or indirect wholly owned subsidiaries. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 7.8. Amendment. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto; provided that Annex I hereto may be supplemented by Parent by adding the name and other relevant information concerning any shareholder of the Company who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added shareholder shall be treated as a "Shareholder" for all purposes of this Agreement.

Section 7.9. Further Assurances. Each Shareholder shall, upon request of Parent or Sub, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent or Sub to be reasonably necessary or desirable to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 7.10. No Waiver. The failure of any party hereto to exercise any right, power, or remedy provided under this agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with his or its obligations hereunder, any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of his or its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.11. Specific Performance. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) shall waive, in any action for specific performance, the defense of adequacy of a remedy at law and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

Section 7.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania without regard to its conflict of laws principles.

Section 7.13. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

 IN WITNESS WHEREOF, each of Parent and Sub has caused this Agreement to be executed by its officer thereunto duly authorized and each Shareholder has caused this Agreement to be executed, or duly executed by an authorized signatory, as of the date first written above.

EM LABORATORIES, INCORPORATED

By:/s/ Stephen J. Kunst
   __________________________________
Name:   Stephen J. Kunst
Title:  Vice President & Secretary

EM SUBSIDIARY, INC.

By:/s/ Dieter Janssen
   ____________________________________
Name:  Dieter Janssen
Title: President

By:_____________________________________
         Jerrold B. Harris

By:______________________________________
         N. Stewart Rogers

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